SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated December 17, 2002

AngloGold Limited

(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

     Enclosure[s]: AngloGold announces filing of a shelf registration statement with the U.S. Securities and Exchange Commission

ANGLOGOLD LIMITED
SIGNATURES

ANGLOGOLD LIMITED

(Registration number 1944/017354/06) (Incorporated in the Republic of South Africa) (“AngloGold”) ISIN: ZAE000014601 JSE Share code: ANG

ANGLOGOLD FILES A SHELF REGISTRATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

AngloGold announced today that it has filed a shelf registration statement with the U.S. Securities and Exchange Commission to enable the company to offer up to U.S.$600 million of its ordinary shares (in the form of ordinary shares or American depositary shares), debt securities (which may be convertible or exchangeable for other securities in AngloGold), warrants to purchase ordinary shares and rights to purchase ordinary shares, or any combination of these securities, in one or more offerings from time to time. AngloGold’s wholly-owned subsidiary, AngloGold International Holdings S.A., may also offer debt securities under the shelf registration statement which, if offered, will be guaranteed by AngloGold.

AngloGold and AngloGold International Holdings S.A. may not issue and sell any securities pursuant to the shelf registration statement until the shelf registration statement is declared effective by the Securities and Exchange Commission. The issuance and sale of any securities will also be subject to the approval of the South African Reserve Bank.

The amount, type and price of the securities offered at any given time, and the names of underwriters, if any, will be determined at the time of the offering and will be provided in a supplement to the prospectus contained in the shelf registration statement.

AngloGold plans to add the net proceeds from the sale of any securities pursuant to this shelf registration statement to its general funds, and to use these proceeds for working capital or general corporate purposes or to fund any potential future acquisitions. AngloGold may also apply these proceeds to reduce its short-term or other debt.

Formed in 1998, AngloGold is one of the world’s largest gold producers by volume of gold produced, with extensive reserves and production of some 6 million ounces of gold annually. The company’s operations comprise open-pit and underground mines and surface reclamation plants in Africa, Australia, North America and South America. Its corporate headquarters are located in Johannesburg, South Africa.

AngloGold’s American depositary shares, each representing one half of an ordinary share, are listed on the New York Stock Exchange under the symbol “AU”. AngloGold’s ordinary shares are listed on the JSE Securities Exchange South Africa under the symbol “ANG”, the London Stock Exchange under the symbol “79LK”, the Paris Bourse under the symbol “VA FP”, the Australian Stock Exchange in the form of CHESS Depositary Interests (each representing one tenth of an ordinary share) under the symbol “AGG”, and quoted in Brussels in the form of International Depositary Receipts under the symbol “ANG BB”. With effect from the close of business on 24 December 2002, AngloGold’s ordinary shares will be sub-divided on a two for one basis. This will result in each AngloGold American depositary share (ADS) representing one AngloGold share and each AngloGold CHESS Depositary Interest (CDI) representing one fifth of an ordinary share. The number of outstanding ADSs and CDIs will not change as a result of the sub-division of AngloGold’s ordinary shares.

Copies of the prospectus, which forms part of the registration statement filed with the U.S. Securities and Exchange Commission, may be obtained from the following persons at AngloGold:

United States of America	South Africa	Australia	Europe

Charles Carter Anglogold Americas Inc. 509 Madison Avenue Suite 1914 New York, N.Y. 10022 Tel: (800) 417 9255 (toll free in USA and Canada) Or +1 212 750 7999 Fax: +1 212 750 5626	Steve Lenahan or Peta Baldwin 11 Diagonal Street Johannesburg 2001 (PO Box 62117, Marshalltown 2107) Tel: +27 11 637 6248/6647 Fax: +27 11 637 6247/6399	Andrea Maxey Level 13 St Martins Tower 44 St Georges Terrace Perth, WA 6000 (PO Box Z5046, Perth, WA 6831) Tel: +61 8 9425 4604 Fax: +61 8 9425 4662	Tomasz Nadrowski
67, rue du Rhone
4th Floor
1207 Geneva
Switzerland
Tel: +41 22 718 3312
Fax: +41 22 718 3334

Alex Buck
4th Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England
Tel: +44 20 7664 8712
Fax: +44 20 7664 8711

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. Offers of the securities described in this prospectus will only be made pursuant to the prospectus or a supplement to the prospectus. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any state of the United States or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: December 17, 2002	By: /s/ C R Bull Name: C R Bull Title: Company Secretary